United States securities and exchange commission logo





                                October 5, 2020

       Dmitry Kozko
       Chief Executive Officer
       Motorsport Gaming US LLC
       5972 NE 4th Avenue
       Miami, FL 33137

                                                        Re: Motorsport Gaming
US LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
8, 2020
                                                            CIK No. 0001821175

       Dear Mr. Kozko:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. You highlight both your gaming and esports segments in the summary. We also note that for the fiscal year
ended December 31, 2019, your esports segment accounted for less than
                                                        1% of your revenue.
Please balance your summary disclosure by highlighting, if true, that you currently generate
substantially all of your revenue from your gaming revenue.
   2. On page 1, you disclose that you have obtained, or are in the process of obtaining, the exclusive licenses to
develop multi-platform games for Le Mans and the British Touring
                                                        Car Championship. As
other disclosures appear to indicate that you have not yet obtained the Le Mans license,
please revise to clarify that this is the license that you are currently in the process of
obtaining. Additionally, please disclose an estimate of when you expect to
 Dmitry Kozko
FirstName
MotorsportLastNameDmitry
            Gaming US LLC Kozko
Comapany
October    NameMotorsport Gaming US LLC
        5, 2020
October
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         enter into this license agreement and whether there is a material risk that you will be unable to do so.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Trends and Factors Affecting Our Business, page 54

3. You disclose that you derived most of your revenue from the sale of products made for video game consoles, which comprised 85% of your net revenue by product platform for the fiscal year ended December 31, 2019. Please revise to disclose the other product platforms - such as mobile devices - on which you offer your games, the percentage of revenue each product platform accounted for each year presented in your financial statements and the reasons for material changes between periods. Similarly, revise to disclose the percentage of revenue of each distribution channel for the years presented in your financial statements and the reasons for any material changes between periods.
Results of Operations, page 57

4. Tell us how you considered presenting a supplemental pro forma presentation of your results of operations for the year ended December 31, 2018, assuming the 704 acquisition had occurred on January 1, 2018. In this regard, it does not appear appropriate to merely combine information for the predecessor and successor periods for 2018 without also reflecting relevant pro forma adjustments as provided for in Article 11 of Regulation S-X or ASC 805.
Revenues, page 58

5. You disclose that your decrease in Gaming revenues in 2019 as compared to 2018 was primarily due to a lower volume of sales of NASCAR Heat 4 in 2019 versus sales of
         NASCAR Heat 3 in 2018. Please revise your disclosures to clarify the underlying reasons and any known trends relating to this decrease in sales. Additionally, to the extent material, please revise to disclose the number of sales of each games in each period.
Loss on Impairment of Goodwill, page 60

6. You disclose that you recognized a loss on impairment of goodwill of $575,015 primarily due to decreased revenue projections formulated at December 31, 2019. Clarify your disclosures to describe the factors that have changed resulting in the decreased revenue projections.
Business, page 64

7. Here, and throughout your prospectus, you describe your agreements with various racing series, including NASCAR, Le Mans and the World Endurance Championship and the
         British Touring Car Championship. Disclosure in this section only lists your current video game catalog as including NASCAR games and a risk factor on page 17 notes that the NASCAR Heat franchise accounted for approximately 99% of your net revenues for
 Dmitry Kozko
Motorsport Gaming US LLC
October 5, 2020
Page 3
         the years ended December 31, 2019 and 2018. Please revise your disclosure to clarify whether you currently offer games outside of your NASCAR Heat franchise. If these games are not yet commercially available, please revise to disclose the developmental status and anticipated launch dates of these games.
Product Development and Support, page 77

8. You disclose that you rely on third-party software developers from time to time. Please tell us whether you have any material agreements with third-party developers and, if so, revise to disclose the material terms of these agreements. Description of Capital Stock
Exclusive Forum, page 101

9. We note that your forum selection provision in your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain
         litigation, including any    derivative action." We also note your
disclosure that nothing in
         your bylaws precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court. Please state clearly whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
         Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Accounts Receivable, page F-10

10. Your disclosure indicates that your sales allowances for the Successor Periods ending
       December 31, 2019 and 2018 were $2,483,147 and $1,782,403, respectively.
However,
       your disclosure on page F-3 indicates that your sales allowances were $1,891,681 and
FirstName LastNameDmitry Kozko
       $1,836,598 as of December 31, 2019 and 2018, respectively. Please revise or advise.
Comapany   NameMotorsport
       Further,               Gaming
                tell us why these      US LLC
                                  allowances are not recorded as liabilities.
Refer to ASC 606-10-
October35-10 andPage
        5, 2020   55-23.3
FirstName LastName
 Dmitry Kozko
FirstName
MotorsportLastNameDmitry
            Gaming US LLC Kozko
Comapany
October    NameMotorsport Gaming US LLC
        5, 2020
October
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Goodwill and Intangible Assets, page F-11

11. Tell us why the amortization of your license agreement and software is not included in cost of sales. Further, tell us the factors you considered in determining the useful lives of your license agreement and software to be 16 years and 10 years, respectively. Refer to
         ASC 350-30-35-3. Disclose the license agreement terms including renewal provisions.
Revenue Recognition, page F-12

12. Tell us how you determined your obligations to provide future update rights and online hosting are immaterial and why these are not accounted for as separate performance obligations. Clarify the nature of the hosting services and upgrade rights that you provide to customers and over what periods these services are provided.
13. Clarify your revenue recognition policies with respect to the sale of virtual currencies.
         Clarify how customers use the virtual currency and if revenue is deferred until the virtual currency is used by the customer to purchase goods or services. Describe your performance obligations with respect to the sale of virtual currencies and subsequent purchases by customers and how you determine when customers obtain control.
14. Describe the nature of the downloadable extra content, how customers receive the benefit of the content, and over what period they receive any on-going benefits. Clarify your obligations with respect to providing any on-going services relating to these benefits and how you determine when customers obtain control. Also, please indicate if you are required to provide any hosting services in connection with the downloadable content and how you considered this in your revenue recognition policies.
15. To the extent material in future periods, please clarify your revenue recognition policies with respect to Esports. Clarify the nature of these services and your specific performance obligations. Describe the period of time over which the event takes place and how you determined when customers obtain control.
Note 3 - Business Combinations, page F-16

16. Please clarify your accounting for the acquisition, including whether the estimated fair value of the delayed consideration was recorded as a liability in your balance sheet as of the acquisition date and subsequently revalued at each reporting date, and how you accounted for any changes in fair value. Describe how you estimated the fair value of the delayed consideration as of each reporting date. We refer you to ASC 805-30-25-5.
         Please also indicate if the fair value of identified net assets acquired that you include in your disclosure reflects the assets and liabilities that you recorded as of the acquisition date. If not, please disclose the fair value of assets and liabilities recorded as of the acquisition date. Cite the authoritative accounting literature upon which you relied in accounting for this acquisition.
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FirstName
MotorsportLastNameDmitry
            Gaming US LLC Kozko
Comapany
October    NameMotorsport Gaming US LLC
        5, 2020
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17. Clarify why you consider the In-Kind Consideration to be part of the business combination and included in purchase consideration. In this regard, your disclosure indicates that this consideration relates to your agreement to provide advertising, promotional and other services to 704Games valued at $4,000,000 during the 48 months following the transaction. As such, these services appear to be primarily for the benefit of the combined entity, rather than primarily for the benefit of the acquiree or its formers owners and, therefore, appear to be a separate transaction. Refer to ASC 805-10-25-21.
18. Please further clarify the nature of the 2019 payment and whether the former owners were required to provide employment or other services in order to receive the payment. Tell us how you considered ASC 805-10-25-21 in accounting for these payments. Further, please clarify your disclosures to indicate whether this payment has subsequently been settled and for what amount.
Note 10     Commitments and Contingencies
Joint Venture Agreement, page F-23

19. Your disclosure states that your investment in Le Mans generated a loss of $608,656 for the year ended December 31, 2019 and that as of December 31, 2019 you have a payable of $124,321 to Le Mans. Your statement of cash flows on page F-7 indicates that you paid $484,335 for the acquisition of this investment. Clarify your disclosure to describe the nature of the $124,321 payable and the additional losses. Further, please clarify your obligations to fund additional capital contributions or operating losses.
General

20. Please provide us with copies of all written communications, as defined in Securities Act
         Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Serge V. Pavluk, Esq.